UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U/A

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 16, 2023

Music Licensing, Inc.

(Exact name of issuer as specified in its charter)

Nevada	82-3156625
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

ITEM 1.02 Termination of Material Definitive Agreement

On November 16, 2023, Jake P. Noch, Chief Executive Officer & Chairman of the Board of Music Licensing, Inc. (the “Company”), initiated a temporary moratorium on reverse stock splits until January 1, 2025, as part of a strategic capital structure turnaround plan implemented by Jake P. Noch.

However, on December 8, 2023, it became evident to Jake P. Noch, Chief Executive Officer & Chairman of the Board of Music Licensing, Inc., that the necessity for a reverse stock split has arisen to uphold Music Licensing, Inc.’s best interests. Therefore, Jake P. Noch, Chief Executive Officer & Chairman of the Board of Music Licensing, Inc., has decided to prematurely terminate the moratorium on reverse stock splits, effective immediately.

This decision is aligned with the Company’s commitment to responsible financial management, preservation of shareholder value, and ensuring the overall financial stability of the organization.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date:	December 9, 2023	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

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